INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009
(Expressed in United States Dollars, except where noted)

The accompanying unaudited consolidated interim financial statements for the period ended September 30, 2009, have been prepared by management and approved by the Audit Committee and Board of Directors.

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464    Facsimile: 303.279.3772    Toll Free: 1.877.692.8182     email: atna@atna.com     www.atna.com

INDEX TO
FINANCIAL STATEMENTS

Financial Statements

The following unaudited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to Canadian generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such Canadian rules and regulations. The accounting policies used to prepare these consolidated financial statements are consistent in application with those described in the latest annual consolidated financial statements dated December 31, 2008, except as detailed in footnote 3. The consolidated financial statements have been prepared in United States dollars (“USD” or “US$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company's Consolidated Financial Statements for the year ended December 31, 2008.

Consolidated Balance Sheets	Page 3

Consolidated Statements of Operations	Page 4

Consolidated Statement of Changes in Shareholders’ Equity	Page 5

Consolidated Statements of Cash Flows	Pages 6-7

Notes to Interim Consolidated Financial Statements	Pages 8-27

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

		Restated December 31,
	September 30,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$1,712,400	$16,707,300
Short term trading investments	-	234,000
Market securities available for sale	302,200	53,200
Accounts receivable	90,900	345,100
Metal inventories	5,179,600	21,000
Prepaids and other current assets	943,400	535,700
Total current assets	8,228,500	17,896,300

Non-current assets
Property, plant, mine development, and mineral interests, net	54,526,200	43,876,400
Restricted cash	3,879,600	4,021,500
Other noncurrent assets	455,300	661,400
Deferred income tax assets	956,000	956,000

Total assets	$68,045,600	$67,411,600

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,584,900	$1,992,600
Derivative liabilities	364,600	-
Asset retirement obligations	668,700	618,400
Payroll liabilities	399,400	132,900
Legal settlement accrual	-	206,300
Notes payable	1,296,900	-
Capital leases	1,506,800	46,400
Other current liabilities	37,800	16,000
Total current liabilities	5,859,100	3,012,600

Non-current liabilities
Notes payable	839,000	825,000
Capital leases	1,651,100	-
Asset retirement obligations	4,222,000	4,300,000
Total liabilities	12,571,200	8,137,600

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 83,291,100 at September 30, 2009, and 83,291,100 at December 31, 2008	93,410,700	93,410,700
Contributed surplus	2,880,800	2,666,800
Retained deficit	(39,912,200)	(35,776,000)
Accumulated other comprehensive loss	(904,900)	(1,027,500)
Total shareholders' equity	55,474,400	59,274,000

Total liabilities and shareholders' equity	$68,045,600	$67,411,600

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Periods Ended September 30
(Unaudited)

	Three months ended		Nine months ended
	2009	Restated 2008	2009	Restated 2008
REVENUE
Sales	$3,731,400	$-	$3,731,400	$155,100

EXPENSES (GAINS)
Cost of sales	3,557,800	-	3,557,800	148,400
Depreciation, depletion and amortization	40,400	32,900	114,600	91,700
General and administrative	750,100	1,029,100	2,352,200	3,154,100
Exploration	382,200	181,400	1,357,800	464,000
Accretion expense	108,300	106,100	333,300	244,700
	4,838,800	1,349,500	7,715,700	4,102,900

Operating loss	(1,107,400)	(1,349,500)	(3,984,300)	(3,947,800)

OTHER INCOME (EXPENSE)
Interest income	4,800	205,000	53,200	387,900
Interest expense	(74,300)	(15,100)	(176,200)	(35,000)
Gain on sale of short term investments	-	-	11,800	-
Unrealized (loss) gain on non-financial derivatives	(364,900)	24,800	(364,600)	24,800
Gain on asset disposals	192,700	19,780,000	186,100	19,780,000
Loss on sale of marketable securities	(32,600)	-	(33,500)	-
Unrealized gain on short term investments	-	19,100	-	19,100
Gain on foreign exchange	-	1,900	-	-
Other	7,300	-	171,300	100
	(267,000)	20,015,700	(151,900)	20,176,900

Net (loss) income	(1,374,400)	18,666,200	(4,136,200)	16,229,100

COMPREHENSIVE (LOSS) INCOME
Unrealized losses on translating the financials of self sustaining foreign operations	(19,500)	(26,600)	(23,000)	(526,300)
Unrealized gain (loss) on available for sale securities	199,000	(237,900)	145,600	(326,600)
Other comprehensive income (loss)	179,500	(264,500)	122,600	(852,900)

Comprehensive (loss) income	(1,194,900)	18,401,700	(4,013,600)	15,376,200

LOSS PER SHARE
Basic and diluted (loss) income per share	$(0.02)	$0.22	$(0.05)	$0.21

Basic weighted-average shares outstanding	83,291,100	83,291,100	83,291,100	77,781,900
Effect of dilutive securities:
Stock options, convertible debentures, and warrants	-	192,300	-	80,400

Diluted weighted-average shares outstanding	83,291,100	83,483,400	83,291,100	77,862,300

The accompanying note are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Nine Months Ended September 30, 2009
(Unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, December 31, 2008, restated	83,291,100	$93,410,700	$(35,776,000)	$2,666,800	$(1,027,500)	$59,274,000

Share-based compensation	-	-	-	112,100	-	112,100
Unrealized gain on available for sale securities	-	-	-	-	145,600	145,600
Equity portion of debentures				101,900		101,900
Foreign exchange loss	-	-	-	-	(23,000)	(23,000)
Net loss	-	-	(4,136,200)	-	-	(4,136,200)

Balances, September 30, 2009	83,291,100	$93,410,700	$(39,912,200)	$2,880,800	$(904,900)	$55,474,400

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Period Ended September 30,
(Unaudited)

	Three months ended		Nine months ended
	2009	Restated 2008	2009	Restated 2008
Cash flows from operating activities:
Net (loss) income	$(1,374,600)	18,666,200	$(4,136,300)	$16,229,200
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation, depletion and amortization	40,400	32,900	114,600	91,700
Unrealized gain on short term investments	-	4,200	-	(19,100)
Unrealized loss on non-financial derivatives	364,900	-	364,600	-
Loss on sale of short term investments	-	(24,800)	(11,800)	(24,800)
Gain on asset disposals	(192,700)	(19,780,000)	(186,100)	(19,780,000)
Share based compensation expense	44,100	(11,100)	117,100	358,500
Accretion of asset retirement obligation	108,300	106,100	333,300	244,700
Changes in operating assets and liabilities:
Decrease in accounts receivable	3,100	33,000	4,200	77,500
(Increase) decrease in inventories	(1,641,800)	(3,500)	(4,377,800)	130,300
Increase in prepaid and other assets	(145,700)	(783,800)	(407,800)	(859,300)
Increase (decrease) in accounts payable and accrued liabilities	48,300	218,400	(119,400)	(582,900)
Decrease in derivative liabilities	(841,600)	-	-	-
Decrease in asset retirement obligations	(115,300)	(495,100)	(405,000)	(671,200)
Decrease (increase) in restricted cash	(3,300)	(22,800)	141,900	(23,700)
Total adjustments	(2,331,300)	(20,726,500)	(4,432,200)	(21,058,300)

Net cash used in operating activities	(3,705,900)	(2,060,300)	(8,568,500)	(4,829,100)

Cash flows from investing activities:
Purchases and development of property and equipment	(176,100)	(1,455,400)	(9,594,400)	(2,559,400)
Preproduction gold sales	-	-	1,829,200	-
Merger transaction costs	-	-	-	(730,700)
Cash received in merger	-	-	-	867,600
Gain on sale of marketable securities	32,600	-	33,500	-
Purchase of short term investments	-	(5,500)	-	(108,700)
Proceeds from sale of short term investments	-	297,900	245,800	6,697,700
Proceeds from sale of marketable securities	265,300	-	319,300	-
Proceeds from sale of property and equipment	-	19,920,000	70,500	19,920,000

Net cash (used in) provided by investing activities	121,800	18,757,000	(7,096,100)	24,086,500

Cash flows from financing activities:
Issuance of stock - exercise of options	(5,100)	-	(5,100)	568,800
Issuance costs for merger	-	-	-	(59,000)
Issuance of vehicle note payable	14,000	-	14,000
Issuance of Debentures	1,398,800	-	1,398,800
Payments on capital lease obligations	(288,900)	(6,500)	(741,500)	(11,000)

Net cash (used in) provided by financing activities	1,118,800	(6,500)	666,200	498,800

Effect of exchange rate changes on cash	(4,700)	(158,800)	3,500	(135,700)
Net (decrease) increase in cash and cash equivalents	(2,470,000)	16,531,400	(14,994,900)	19,620,500
Cash and cash equivalents, beginning of period	4,182,400	6,670,300	16,707,300	3,581,200

Cash and cash equivalents, end of period	$1,712,400	$23,201,700	$1,712,400	$23,201,700

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the Nine Months Ended September 30

		2009	Restated 2008
Supplemental disclosures of cash flow information:

1.	Interest paid	$176,200	$35,000

Supplemental disclosures on noncash investing activity:

1.	Capitalized leases for Briggs mining equipment	$2,596,000	$-

2.	Capitalized lease for Kendall equipment	$129,000	$-

3.	Marketable securities received for option payments	$250,000	$-

4.	Marketable securities received for sale of Marg property	$192,700	-

Supplemental disclosures on noncash financing activities:

1.	Issued 17,114,200 shares for merger	$-	$29,821,683
	(See Note 2)

2	Issued 604,300 shares for purchase of mineral property	$-	$500,000

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.      Nature of Operations and Liquidity:

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore for, acquire, and develop precious metals.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the Western United States (“US” or “U.S.”). The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

On March 18, 2008, the Company completed a merger (the “Canyon Merger”) with Canyon Resources Corporation (“Canyon”). Atna acquired the right to convert all of Canyon’s issued and outstanding shares of common stock to Atna common shares at an exchange ratio of 0.32 shares of Atna for each share of Canyon. Atna assumed the obligations of Canyon’s outstanding warrants and debentures. Canyon is now a wholly-owned US subsidiary of Atna.

The Company’s primary focus for 2009 is to increase the value of its four core gold properties: Briggs, Pinson, Reward and Columbia. Briggs is located in southeastern California and resumed gold production in May 2009. Production is expected to increase to a 40,000 ounce per year production rate by the end of 2009 or early 2010. An updated Briggs reserve report and life-of-mine plan was released in February 2009, which increased proven and probable gold reserves to 267,000 ounces. New drilling at Briggs has increased the resource base as announced on August 11, 2009 and a revised reserve is currently being calculated for year-end reporting. Atna and the Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, completed the Mining Venture Agreement for the Pinson gold project. PMC will manage and own a 70 percent interest in the Pinson gold project and Atna will own 30 percent. Reward has proven and probable gold reserves of 157,000 ounces and is substantially permitted. Reward is ready for development subject to completion of financing. A NI43-101 compliant technical report was completed in October 2009 for the Columbia gold property. The Columbia technical report established a measured and indicated mineral resource of 16.6 million tons grading 0.045 opt gold containing 742,000 ounces. The Columbia technical report also estimated an inferred resource of 10.7 million tons grading 0.042 opt gold containing 454,000 ounces. The Columbia resources were estimated utilizing a cut-off grade of 0.020 opt gold.

The Company’s other significant assets include exploration joint venture agreements with Yamana Gold Inc. on the Clover property and with Golden Predator Mines Inc. on the Adelaide and Tuscarora properties. The Kendall Mine, located near Lewistown, Montana, is in the final stage of reclamation and closure activities, principally relating to a final Environmental Impact Study, top soil placement and water management.

Basis of Presentation: The Company believes that its cash requirements over the next year can be funded through a combination of existing cash, cash flows from operations, asset sales, debt arrangements and equity financing. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. These consolidated financial statements have been prepared assuming the Company will continue as a going concern or in the normal course of business.

2.           Accounting Policies:

Change in Reporting Currency: Effective July 1, 2009, the Company changed its reporting currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). See Note 3. for additional information.

Consolidation Principles: The Company’s consolidated financial statements include the accounts of Atna and its significant active wholly-owned subsidiaries: Canyon Resources Corporation; Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from US GAAP as described in footnote 19. The consolidated financial statements have been prepared in United States dollars, except for certain footnote disclosures that are reported in Canadian dollars.

Management Estimates and Assumptions: Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to purchase accounting, mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; determination of deferred stripping costs related to the restart of operations at the Briggs Mine; completion of technical and feasibility studies, recoverability and timing of gold production from the heap leach process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; future tax liabilities; contingencies and litigation.

Short term investments are primarily bonds and bond funds that are classified as trading securities with purchases and sales reflected in the consolidated statements of cash flows as operating activities and fair value adjustments reflected in the consolidated statements of operations. Purchase and sales of marketable securities available for sale are reflected in the consolidated statements of cash flows as investing activities and fair value adjustments reflected in equity as other comprehensive income or loss.

During 2009, the Company was successful in reestablishing gold production at the Briggs Mine. During the first half of 2009, the property was considered to be in the development stage. During the development stage the costs to remove waste to uncover the initial significant ore reserves are capitalized as deferred stripping costs. Also during this period any minor production resulting in revenues was credited against capitalized costs as the production was significantly below capacity. During the second quarter all revenues from gold sales were credited against capitalized costs.

Foreign currency translation: The Company operates primarily in the US and to a lesser extent in Canada. The functional currency of Atna Resources Ltd. is the CAD and effective July 1, 2009 the reporting currency of the consolidated entity changed from the CAD to the USD. The functional currency of the Company’s US subsidiaries is the USD.

Effective July 1, 2009, the US subsidiaries are no longer translated to CADs because their functional currency is the USD, the same as the reporting currency. All prior reporting periods have been restated to reflect the change to USD reporting.

Merger with Canyon: The March 2008 merger with Canyon was accounted for as a business combination under the purchase method of accounting. There were no outstanding contingencies related to the allocation of the initial purchase price.

3.           Changes in Accounting Policies:

Effective January 1, 2009, the Company changed its method of foreign currency translation for Atna Inc. from the temporal method to current rate method. The net impact of the change was insignificant.

Change in Reporting Currency: Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2008 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2008 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

4.           Restricted Cash:

Restricted cash consisted of the following:

	September 30,	December 31,
	2009	2008
Kendall reclamation property	$2,327,700	$2,482,700
Briggs Mine	1,387,500	1,379,600
Columbia property	64,600	64,600
Reward Project	33,700	33,700
Other properties	66,100	60,900
	3,879,600	4,021,500
Less: current portion	-	-
Non-current portion	$3,879,600	$4,021,500

Restricted cash related to the Kendall reclamation project consisted of $2.3 million held directly by the Montana Department of Environmental Quality (“DEQ”).

Restricted cash related to the reclamation bonds at the Briggs Mine and nearby satellite properties consisted of cash held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

Restricted cash related to the Columbia property consists of cash held directly by the Montana DEQ for reclamation of exploration activities.

Restricted cash related to the Reward Project consists of a cash bond held by the US Bureau of Land Management (“BLM”) for environmental reclamation regarding exploration activities.

5.           Short Term Investments and Marketable Securities:

The Company has invested cash in short term investments with a fair value of nil at September 30, 2009. Short term investments are considered to be trading securities and are comprised of short term bonds. Changes in market value are recorded in current operations and reported in operating activities in cash flows.

Marketable securities are considered to be available for sale and are marked to market each reporting period. Changes in market value are recorded in equity as other comprehensive income or loss and reported as investing activities in cash flows. As of September 30, 2009, the fair value of the marketable securities available for sale was $0.3 million. The change in fair value for the nine month period ended September 30, 2009 was due to the receipt of marketable securities for option payments and property sales partially offset by the sale of marketable securities during the period.

6.           Financial Instruments:

Under CICA Section 3862 Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. All of the Company’s financial assets and liabilities are carried at their approximate fair value.

Diesel fuel forward purchase contracts: During the second quarter, the Company entered into diesel fuel forward purchase contracts, whereby Atna will take physical delivery, in the normal course of business, diesel fuel purchased from its current supplier at a fixed price for the first 42,000 gallons purchased each month. The remaining diesel fuel purchases under the fixed price contracts have price ranges from $2.05 to $2.08 per month, including delivery costs, from October 2009 to January 2010. This volume of diesel fuel represents approximately 45-50 percent of the projected usage during the life of the forward contracts.

Cash and Cash Equivalents, Receivables, Short-term Investments and Restricted Cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments. Cash equivalents are those instruments that mature in 90 days or less.

Long-term Debt: Carrying values approximate fair values based on discounted cash flows using the Company’s current rate of borrowing for a similar liability.

Derivatives: As of September 30, 2009 the Company has the following gold derivatives outstanding:

	USD	Expiry Date (in ounces)		Total Gold	USD
Hedging Contract	Strike Price	2009	2010	Ounces	Fair Value
Owned Put Options	$800	1,500	6,000	7,500	$95,500

Sold Call Options	1,300	1,500	-	1,500	-

Sold Call Options	1,100	-	6,000	6,000	(309,400)

Forward Gold Sales	962	3,950	500	4,450	(150,700)

					$(364,600)

The Company has recorded a $0.4 million loss and liability on its open derivative positions during the nine months ended period September 30, 2009.

During 2009, the Company established several gold hedging positions. The positions consist of two tranches of zero cost gold collars that expire in 2009 and 2010 and a series of forward gold sales contracts that expire in 2009 and 2010. The purpose of these hedge positions is to protect the cash flows from decreasing gold prices during the second half of 2009 and 2010. The zero cost collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net at the expiry date. The outstanding 2009 tranche of options have expiry dates from October to December 2009 at the rate of 500 ounces per month. The outstanding 2010 tranche of options have expiry dates from January to December 2010 at the rate of 500 ounces per month. The forward gold sales have an average fixed delivery price of $962 per ounce and expire at a rate of approximately 1,317 ounces per month during the fourth quarter of 2009 and 500 ounces in January 2010. All derivative contracts have counterparty risk and all of the gold derivatives have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the zero cost collar hedging contracts, Atna will pay the counterparty on the contract expiry date if the gold price is above the sold call option strike price of $1,300 per ounce for the call options expiring during 2009 and a strike price $1,100 per ounce for the call options expiring during 2010. The counterparty will pay the Company on the contract expiry date if the gold price is below the owned put option strike price of $800 per ounce for all the outstanding owned put options. If the gold price on the contract expiry date falls between the put strike price of $800 and the call strike price of either $1,300 or $1,100 per ounce there are no settlement payments required by either party. Under the terms of the forward gold sale hedging contracts, Atna will deliver gold on the contractual delivery date and receive the cash based on the contractual forward price which averages $962 per ounce on the 4,450 ounces outstanding.

During the third quarter, the company reversed a derivative liability and recorded revenues in the amount of $0.8 million related to a forward sale contract for 895 ounces of gold sold in July but priced and paid for in June.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on September 30, 2009 of $996. The net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

7.           Gold Inventories:

Gold inventories consisted of inventoried costs related to gold in process of $3.9 million and related to doré and refinery inventory of $1.3 million as of September 30, 2009 and nil as of December 31, 2008. The Company had $0.1 million in write downs of its gold inventory at the Briggs Mine to net realizable value during the nine months ended period September 30, 2009. The Company uses a weighted average cost method to value inventories.

8.           Property, Plant, Mine Development, and Mineral Interests:

		As of September 30, 2009
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$19,716,800	$2,103,700	$17,613,100
Mine development	UOP (a)	4,166,300	-	4,166,300
Deferred stripping	UOP (b)	3,844,000	-	3,844,000
Mineral interest	UOP	28,359,200	-	28,359,200
Asset retirement cost	UOP	543,600	-	543,600

		$56,629,900	$2,103,700	$54,526,200

		As of December 31, 2008
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$5,248,100	$430,000	$4,818,100
Mine development	UOP (a)	10,142,800	-	10,142,800
Mineral interest	UOP	28,371,900	-	28,371,900
Asset retirement cost	UOP	543,600	-	543,600

		$44,306,400	$430,000	$43,876,400

The increase in buildings and equipment from year end was due primarily to an increase in mining equipment related to the Briggs mine. A transfer from the mine development category to the buildings and equipment category also occurred during the first quarter. Amortization of buildings and equipment, mine development, and mineral interest commenced at the beginning of the third quarter.

(a)	Units-of-production (“UOP”) is a depreciation method that calculates depreciation expense over the estimated proven and probable reserves of the related property.

(b)
Deferred stripping is the cost of removing the initial preproduction overburden and waste materials to access the ore body at an open pit mine. Deferred stripping costs are capitalized during the development of an open pit mine.  During the production phase of the open pit, the deferred stripping costs are variable production costs that are included as a component of inventory and included in cost of sales in the same period as revenue from the sale of inventory. The UOP method is used to amortize deferred stripping.

A rollforward of capitalized mine development, deferred stripping and mineral interests as of September 30, 2009 is as follows:

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2009	$15,905,200	$8,468,300	$9,031,400

Acquisition/development capitalized	10,277,000	132,000	-
Transfers to buildings & equipment	(10,496,200)	-	-
Transfers to Inventory	(2,063,300)	-	-
Effect of foreign rate change	-		-
Net change in the period	(2,282,500)	132,000	-

Ending balance, September 30, 2009	$13,622,700	$8,600,300	$9,031,400

	Ecstall (d)	Other US (e)	Total
Beginning balance, January 1, 2009	$16,400	$5,093,400	$38,514,700

Acquisition/development capitalized	-	2,900	10,411,900
Transfers to buildings & equipment	-	-	(10,496,200)
Transfers to deferred stripping	-	-	(2,063,300)
Effect of foreign rate change	2,300		2,300
Net change in the period	2,300	2,900	(2,145,300)

Ending balance, September 30, 2009	$18,700	$5,096,300	$36,369,400

(a)	Briggs Mine, California:

Atna acquired the Briggs Mine in the Canyon Merger and initially allocated a value of $8.0 million in purchase accounting. Canyon acquired the Briggs Mine in 1990, which is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation is a wholly-owned subsidiary of Canyon, which is wholly-owned by Atna. The Briggs Mine is in production and expects to produce gold at a rate of 40,000 ounces per year for approximately five years. The Company owns or controls, through leasehold interests, 100 percent of the Briggs Mine. In addition to the Briggs Mine, there are four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Atna acquired the Reward Project in the Canyon Merger and initially allocated a value of $8.3 million in purchase accounting. The property is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Most of the property is subject to a 3 percent NSR royalty. The Bureau of Land Management has released a record of decision and finding of no significant impact for the Reward Gold Project. This decision substantially completes the permitting process at the Federal level. The Company is working with State agencies to finalize reclamation bond calculations and various minor permits. The State has issued several significant permits including the air pollution, water pollution control, and the water point of discharge permits. Reward is expected to produce gold at an annual rate of 30,000 ounces for a period of approximately four years.

(c)	Columbia Property, Montana:

Atna acquired the Columbia gold property in the Canyon Merger and initially allocated a value of $8.0 million in purchase accounting. Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims acquired by the Company in the merger are subject to NSR royalties that range from zero percent up to 6 percent.

In June 2008, the Company acquired certain additional claims at Columbia in order to consolidate the land package containing the known body of mineralization. The acquisition cost for the claims totaled $1.0 million and consisted of an equal amount of cash and common shares of Atna. The Seller retained a four percent net smelter return royalty on the claims purchased.

(d)	Ecstall Property, British Columbia:

The Company has a 100 percent interest in 23 Crown Mineral claims, subject to a 3 percent NSR royalty. Ecstall is a low grade mineralized resource in a remote area of British Columbia. In the fourth quarter of 2008, the property was written-down to the estimated fair value of the surface rights.

(e)	Other US Properties:

Clover Property, Nevada: The Clover property has a capitalized balance of $0.1 million. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims known as the Clover property. The claims are subject to a 3 percent NSR royalty, which can be purchased for $1.0 million per percentage point. Terms of the agreement include cumulative total payments to the vendor of $0.3 million of which $0.2 million has been paid as of year-end. The Clover property is subject to a finder’s fee capped at $0.5 million of which $0.1 million has been paid with annual payments of $30,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent Yamana must make payments totaling $0.6 million to the Company and complete exploration work totaling $3.3 million over a 4 year period unless extended by mutual agreement. Atna received a payment of $150,000 in January 2009 and there remains $250,000 to be paid by January 2010. Exploration work commitments for the period ending on November 28, 2009 and 2010 amount to $1.0 and $1.5 million, respectively.

Mineral Rights, Montana: Atna acquired a package of approximately 900,000 acres of widely distributed fee mineral rights in the state of Montana in the Canyon Merger. These mineral rights were initially allocated a value of $2.5 million in purchase accounting.

Adelaide and Tuscarora Properties, Nevada: Atna acquired these mineral exploration properties in the Canyon Merger. The properties were initially allocated a value of $1.0 million in purchase accounting. Refer to footnote 13 (e) for more information on these properties.

Judith Gold Lands, Montana: Atna acquired approximately 1,100 acres of fee simple lands in connection with the Kendall Mine in the state of Montana in the Canyon Merger. This land was originally valued at C$1.0 million in purchase accounting.

Uranium  Joint Ventures, Wyoming: Effective February 2, 2009, Atna’s subsidiary, Canyon, entered into an Agreement with New Horizon Uranium Corporation (“New Horizon”) (TSXV:NHU) to terminate the Converse Uranium Project Exploration, Development and Mine Operating Agreement dated January 23, 2006. New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. As part of this Agreement, all of the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) have been transferred to Canyon and Horizon Wyoming became a wholly owned subsidiary. Horizon Wyoming holds properties, reclamation bonds and permits related to the Sand Creek joint venture with Uranium One Exploration USA Inc. a subsidiary of Uranium One Inc. (TSX:UUU). In addition, New Horizon resigned as manager and Horizon Wyoming in the new manager of the Sand Creek joint venture. Ownership of the Sand Creek Uranium Joint Venture now becomes 70 percent Atna, through Horizon Wyoming, and 30 percent Uranium One Exploration USA Inc. Atna will work with Uranium One Exploration USA Inc. to determine the future program for this project.

The uranium joint ventures were initially allocated $1.0 million in purchase accounting. The failure of New Horizon to earn an interest in the Converse Joint Venture did not result in an impairment of these properties.

9.	Asset Retirement Obligations:

The following provides an analysis of the carrying values for its asset retirement obligations as of September 30, 2009:

Beginning balance, December 31, 2008	$4,918,400
Spending	(405,000)
Accretion expense	333,300
Change in estimate	-
Effect of exchange rate on activity	44,000
Ending balance, September 30, 2009	4,890,700
Less: current portion	668,700

Non-current portion	$4,222,000

The ending balance consists primarily of $2.6 million related to the Briggs Mine and $1.9 million for the Kendall reclamation project. At the Briggs Mine the asset retirement obligation is based on the estimated costs for contouring, seeding and fertilizing of waste dumps; facility dismantling; contouring and seeding of leach pads and plant site. At the Kendall reclamation project the asset retirement obligation is based on the estimated costs for capping and seeding; construction and maintenance of water treatment system and costs to maintain property during reclamation period. The remaining asset retirement obligations relate to the estimated costs to reclaim exploration drilling activities.

10.	Notes Payable:

The following provides a rollforward of the Company’s beginning and ending carrying values for its notes payable as of September 30, 2009:

Beginning balance, December 31, 2008	$825,000
Issuances of debentures	1,273,800
Issuances of notes	22,700
Retirements	(1,600)
Effective exchange rate on activity	16,000
Ending balance, September 30, 2009	2,135,900
Less: current portion	1,296,900

Non-current portion	$839,000

On September 18, 2009, the Company closed a non-brokered private placement for C$1.5 million of secured debentures. The collateralized debentures require interest payments at the rate of 12% per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of C$0.76 per common share. The debentures are callable by the Company after 6 months and the debentures expire on September 18, 2010. The debenture was recorded as a liability in the amount of C$1.4 million and as equity C$0.1 million based on the residual method.

The beginning balance consisted of uncollateralized debentures that require quarterly interest payments at the rate of 6% per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of $4.31 per common share based on a balance of $825,000 as of September 30, 2009. The balance is due in March 2011. Interest expense was approximately $37,000 for the year-to-date period, none of which was capitalized.

11.	Outstanding Warrants:

The following is a summary of the outstanding warrants as of September 30, 2009, which were assumed as a result of the merger with Canyon:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)

May 25, 2011	2,435,294	2.20

12.	Equity Transactions:

The following provides a rollforward of the Company’s beginning and ending common shares outstanding as of September 30, 2009:

Number of
Shares
Beginning balance, January 1, 2009	83,291,100
Nil activity during the period	-

Ending balance, September 30, 2009	83,291,100

13.	Commitments and Contingencies:

(a)	Kendall Mine Reclamation:

The Kendall Mine is subject to permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a new and comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has on deposit $2.3 million in an interest bearing account with the DEQ for reclamation at the Kendall Mine.

(b)	Briggs Mine Surety Bonds:

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.2 million of which $4.0 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. As of September 30, 2009, $0.5 million remains to be funded to the collateral account. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

(c)	Kendall Mine Lawsuit:

In October 2001, a plaintiff group filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation.

In January 2009, the final outstanding lawsuit was dismissed with prejudice and the $0.2 million held by the Court was released to the Company. As of September 30, 2009, there were no outstanding lawsuits on the Kendall property.

In order to finalize the settlement, the Company funded $0.6 million of the settlement on behalf of one of the insurance companies and recorded the amount as a long-term receivable as of September 30, 2009. The Company is pursuing reimbursement of the settlement costs and legal fees; refer to Travelers Lawsuit below.

(d)	Travelers Lawsuit:

On December 16, 2008, Subsidiaries of Atna filed a complaint in the US District Court for the District of Colorado against The Travelers Indemnity Company of America, a Connecticut corporation. The claim is, among other claims, for reimbursement of funds pertaining to settlement of the Kendall Mine Lawsuit. This case is expected to go to trial in January 2010.

(e)	Asset Exchange Agreement:

The Adelaide and Tuscarora properties were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont Capital Limited and Newmont Mining Corporation. Under this agreement, the Company has the right to spend a total of $3.0 million on both projects over five years to earn the Company’s interest in the properties. The Company also has the right to sublease either property to third parties to meet its obligations under the agreement.

On February 15, 2008, the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Mines Inc. of Vancouver British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada.  The Company received an initial payment of approximately $0.5 million on closing of the transaction and Golden Predator had guaranteed the $0.4 million commitment for 2008.

Pursuant to the Golden Predator agreement, Atna received 2.1 million common shares of Golden Predator in lieu of a $250,000 option payment on January 6, 2009. Atna may earn additional option payments through 2011 in either cash or stock until Golden Predator met its spending commitments under the assigned Newmont agreement or until notice of cancellation.

(f)	Lease Commitments:

The Company has entered into various operating leases for office space and mining equipment. As of September 30, 2009, there are no future minimum lease payments extending beyond one year under non-cancellable leases. Lease payments average approximately $8,200 over the following 10 months.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments expensed total approximately $0.1 million annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.2 million in annual rental fees, however, this amount will vary as claims are added or dropped. The Company is also subject to lease payments to various other owners or lessors of property. Currently, payments to these parties total approximately nil annually.

14.	Certain Concentrations of Credit Risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

The Company has sold its gold and silver production at market prices predominantly to one or two customers during the past three years. Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that upon the loss of either of its customers they could be quickly replaced without any adverse affect.

The Company has various gold hedge derivative contracts outstanding as of September 30, 2009, which were further explained in footnote number 6. The Company has placed all of its gold derivative contracts with a single counterparty because the counterparty provided Atna with a credit limit of $750,000. The Company believes the potential risk of default by the counterparty to be acceptable.

The profitability of the Company’s operations is dependent upon the production volume and market price of gold. The price of gold or the value of mineral interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the investment not retaining its value.

15.	Managing Capital:

The Company is not currently subject to externally imposed capital requirements. The Company currently has no significant net debt (debt less available cash). Past operating cash requirements were met through the use of a combination of asset sales and equity financings. As a mining company, the Company’s prime object in managing capital is to use its scarce cash resources to purchase or develop mineral resources and related cash flows utilizing the least dilutive, costly and risky method available to the Company. The Company closely monitors its capital structure related to the number of shares outstanding as a result of equity financings, convertible debt issuances and stock based compensation to minimize the level of dilution while providing the highest possible shareholder value.

As the credit market improved during 2009, the Company was successful in leasing several new mining trucks, a new loader and several used dozers. As of September 30, 2009, the remaining lease obligations total $3.1 million.

The Company issued 17.1 million common shares as a result of the merger with Canyon. The merger greatly increased the Company’s mineral property portfolio. In the future, the Company may sell assets, issue project debt or equity to finance new mines or sustain the Company’s operations. The Company will develop additional debt monitoring systems when and if debt becomes a significant source of capital.

16.	Income Taxes:

The Company recognizes future assets and liabilities for each tax jurisdiction based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered.  The Company provides a valuation allowance against future tax assets for which the Company does not consider realization of such assets to meet the required “more likely than not” standard.

At December 31, 2008, the Company had Canadian non-capital loss carryforwards of approximately C$0.3 million, which expire in 2027 and Canadian capital loss carryforwards of C$2.0 million with no expiry. Also, the Company has US net operating loss carryforwards (“NOL’s”) of $130.4 million, which expire from 2009 through 2028. Due to a change in ownership resulting from the merger, utilization of approximately $116.0 million of our US NOL’s are subject to an IRC Section 382 annual limitation amount of approximately $1.0 million. A $44.0 million valuation allowance has been recorded against the tax effected US NOL’s due to the Section 382 limitation. A full valuation allowance has been provided against the Canadian net deferred tax assets.

17.	Share-Based Compensation:

The Company recorded approximately $0.1 million of share-based compensation expense during the nine months ended September 30, 2009, none of which was capitalized. All of the share-based compensation expense was recorded as general and administrative costs in the consolidated statements of operations.

On April 26, 2007, the Company’s shareholders approved the Atna Resources Ltd. Stock Option Plan (the “2007 Plan”) to provide more flexibility in the compensation of key personnel. All outstanding stock options under the Amended Atna Resources Ltd. Employee Incentive Plan, which was established in 1996 and most recently amended on April 20, 2006 (the “1996 Plan”), will remain active until all the options under the 1996 Plan either expire or are exercised; however, no new options may be granted under the 1996 Plan. As of September 30, 2009, there were 0.7 million and 4.0 million underlying shares outstanding under the 1996 Plan and the 2007 Plan, respectively.

The 2007 Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares. If any shares covered by an award are not purchased or are forfeited, the shares will again be available for future awards under the 2007 Plan. As of September 30, 2009 there was a maximum of 8.3 million and 4.5 million underlying shares issuable and available for future option issuances under the 2007 Plan, respectively. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the 2007 Plan. The Board of Directors may terminate or amend the 2007 Plan at any time and for any reason. The 2007 Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders.

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading price of its common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods have ranged from immediately to two years. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil.

The following table summarizes the weighted-average assumptions used in determining fair values during the nine months ended September 30, 2009 and 2008:

	2009	2008
Expected volatility	60%	50%
Expected option term - years	3.0	2.6
Risk-free interest rate	1.7%	3.0%
Forfeiture rate	3.2%	-

Stock Options

The following tables summarize the stock option activity during the nine months ended September 30, 2009 and 2008:

	2009		2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price CAD	Number	Price CAD
Outstanding - beginning of the year	5,271,040	$1.03	2,437,300	$1.31
Granted	270,000	0.69	1,782,640	1.32
Exercised/Released	(32,500)	0.45	(850,000)	0.68
Cancelled/Forfeited	(211,400)	1.20	(230,400)	1.56
Expired	(650,500)	1.93	(111,000)	1.65

Outstanding - end of the period	4,646,640	$0.88	3,028,540	$1.46

Exercisable - end of the period	3,405,390	$1.03	2,212,220	$1.51

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.45	$0.75	2,455,000	4.3	$0.47	1,233,750	4.3	$0.47
0.76	1.25	40,000	4.8	0.83	20,000	4.8	0.83
1.26	1.36	2,151,640	1.4	1.35	2,151,640	1.4	1.35

$0.45	$1.36	4,646,640	2.9	$0.88	3,405,390	2.4	$1.03

The aggregate intrinsic values of the outstanding and exercisable options as of September 30, 2009 were $0.7 million and $0.4 million, respectively, based on a C$0.78 market price per share. The weighted-average fair value of option awards granted during the nine months ended September 30, 2009 and 2008 were $0.27 and $0.42 per option or total fair value of $73,000 and $0.7 million, respectively. As of September 30, 2009, there was $0.1 million of total unrecognized compensation cost.

In May 2009, the option plan was revised to allow options to be priced in the currency that the recipient receives compensation for services. Prior to May 2009, all of the options were denominated in CADs and those options represent the majority of the outstanding options.

18.	Earnings per Share:

The Company computes earnings per share (“EPS”) by applying the provisions of CICA Handbook Section 3500, Earnings per Share. Because the Company reported net losses for all periods presented, inclusion of common share equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company’s basic and diluted EPS computations are the same for the periods presented. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in year-to-date period ended September 30, 2009 and 2008 that were not included in the computation of diluted EPS because the effect would be antidilutive were 8.3 million and 6.8 million respectively. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the quarter-to-date period ended September 30, 2009 and 2008 that were not included in the computation of diluted EPS because the effect would be antidilutive were 7.4 million and 8.1 million respectively.

19.	Recently Issued Financial Accounting Standards:

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 1602 – Non-Controlling Interests – In January 2009, the CICA issued Section 1602, which, together with new Section 1601, replaces Section 1600 and establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Consolidated Financial Statements, Section 1601.  The company presently has no reporting entities that contain minority interest ownership.

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged.  The Company does not believe this new standard will have an effect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of US GAAP, authoritative and nonauthoritative.  The FASB Codification has become the source of authoritative, nongovernmental GAAP, except for the rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption of this statement did not have any impact on the Company’s financial position and results of operations, as the Codification was not intended to change or alter existing GAAP.

In May 2009, the FASB issued a new statement related to Subsequent Events. This statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company’s reporting is currently in accordance with this statement.

In October 2008, the FASB issued a new statement related to Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This statement clarifies the application of previous statements related to fair value. This statement is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In June 2008, the FASB ratified a new statement related to Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock. This statement provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. The Company adopted this statement on January 1, 2009 and it had an immaterial impact on its US GAAP reconciliation.

In May 2008, the FASB issued a new statement related to The Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. This statement is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In March 2008, the FASB issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of this statement to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued a new statement related to Business Combinations, which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under this statement, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. This statement also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This statement is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. There was no impact on the Company’s US GAAP reconciliation as a result of the implementation of this statement.

In December 2007, the FASB issued a new statement related to Non-controlling Interests in Consolidated Financial Statements. This statement requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. This statement is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. There was no impact on the Company’s US GAAP reconciliation as a result of the implementation of this statement.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The Fair Value Option for Financial Assets and Financial Liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of other new fair value statements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted this statement on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued a new statement related to Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities.  This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted this statement on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

20.	Differences between Canadian and United States Generally Accepted Accounting Principles:

In prior years, there was one significant difference between Canadian GAAP and US GAAP, which was the accounting for mineral properties. Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated.

The Company issued options to US employees that were denominated in Canadian dollars. According to the US GAAP guidance related to Share-Based Payments, those options would be classified as liabilities rather than as equity. As of September 30, 2009, the total liability related to this adjustment was $0.5 million and as of December 31, 2008 the total liability related to this adjustment was $0.3 million.

In 2009, a new statement was effective related to Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock, which provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It was determined that the Company’s outstanding warrants and notes payable would be recorded as a liability for US GAAP. As of September 30, 2009, the total liability related to this adjustment was $0.1 million.

The impact of these differences on the summary consolidated financial disclosures for the balance sheet, statement of operations and cash flows is as follows:

	September 30,	December 31,
	2009	2008
(a) Assets
Total assets - Canadian GAAP	$68,045,600	$67,411,600
US GAAP adjustment - none	-	-
Total assets - US GAAP	$68,045,600	$67,411,600

(b) Liabilities
Total liabilities - Canadian GAAP	$12,571,200	$8,137,600
US GAAP adjustment - option/warrant liabilities	601,700	279,200
Total liabilities - US GAAP	$13,172,900	$8,416,800

(c) Shareholders' equity
Total shareholders' equity - Canadian GAAP	$55,474,400	$59,274,000
US GAAP adjustment - option/warrant liabilities	(601,700)	(279,200)
Total shareholders' equity - US GAAP	$54,872,700	$58,994,800

For the Period Ended September 30,	Nine months ended
	2009	2008
(d) Operations
Net loss - Canadian GAAP	$(4,136,200)	$16,093,800
US GAAP adjustment - net option/warrant expense	(222,500)	-
Net income (loss) under U.S. GAAP	$(4,358,700)	$16,093,800

(e) Earnings per share
Basic and diluted income (loss) per share - Canadian GAAP	$(0.05)	$0.21
US GAAP adjustment - net option expense	(0.00)	-
Basic and diluted income (loss) per share - US GAAP	$(0.05)	$0.21

(f) Cash flows from operating activities
Operating activities - Canadian GAAP	$(8,568,500)	$(4,829,100)
US GAAP adjustment - net option expense	-	-
Operating activities - US GAAP	$(8,568,500)	$(4,829,100)

(g) Cash flows from investing activities
Investing activities - Canadian GAAP	$(7,096,100)	$24,086,500
US GAAP adjustment - none	-	-
Investing activities - US GAAP	$(7,096,100)	$24,086,500

(h) Cash flows from financing activities
Financing activities - Canadian GAAP	$666,200	$498,800
US GAAP adjustment - none	-	-
Financing activities - US GAAP	$666,200	$498,800

21.	Subsequent Events:

The Company did not have any subsequent events recognized or unrecognized during the period from October 1, 2009 until the financial statements were available to be issued on November 16, 2009.